PRESS RELEASE

Loncor Announces Additional Drill Targets Identified by Barrick on

Loncor's Ngayu Joint Venture Project

Toronto, Canada - November 6, 2019 - Loncor Resources Inc. ("Loncor" or the "Company") (TSX: "LN"; OTCQB: "LONCF"), a Canadian gold exploration company with significant projects in the Democratic Republic of the Congo ("DRC"), is pleased to provide an update on exploration activities undertaken by Barrick Gold Corporation (NYSE: "GOLD"; TSX: "ABX") (through its subsidiary, Barrick Gold (Congo) SARL) ("Barrick") on Loncor's Ngayu Joint Venture Project in northeastern DRC.  Recent exploration has focussed on the major Imva fold structure where a number of drill targets have been developed.  Drilling is now expected to commence during the coming dry season.

The opening of the Mambati airstrip in September is expected to assist in expediting the forthcoming drilling program.  The Ngayu Archaean Greenstone Belt is 200 kilometres southwest of Barrick/AngloGoldAshanti's Kibali Gold Mine.  Barrick's exploration at Ngayu during the most recent quarter has focused on four priority areas all located along the 30 kilometre-long Imva fold structure (see Figure 1 below).  These blocks are Bavadili/Bavanidi, Bakpau, Lybie (Matete east)/Salisa and Bikira-Makasi.

At Bavadili, further trenching was undertaken to test the concept of a mineralized northwest trending shear corridor parallel to the interpreted F2 axial plane.  Results were encouraging and included 24 metres @ 0.94 g/t Au and confirmed the mineralized corridor with mineralization associated with brecciated cherty "BIF" (Banded Ironstone Formation) with disseminated limonite, weak hematite alteration along with sugary quartz veins and fine cubic boxworks (~ 5% pyrite).  The mineralization occurs along a strongly foliated northwest-southeast structure between dolerite to the south and basalt to the north.  Results support and confirm the model of a +1.5 kilometre potential mineralized structure from Bavadili Hill to Bavanidi.  At Bavadili Hill, additional trenching undertaken to test the continuity of the folded, mineralized cherty BIF, 250 metres southwest from the mineralized cherty BIF intersected in trench BVTR0114A, gave results of 24 metres @ 0.94 g/t Au.

Additional work involved a geological re-assessment of the Bavadili Block, integrating all data including gold and multi-element soil geochemical and geophysical data to improve the understanding of the regional model.  The new interpretation highlights more than 6 kilometres of multiple folded layers of anomalous BIF displaying two sets of regional F1 and F2 folds with the P1 axial plane, trending northeast, reactivated by P2, trending east-northeast, producing the S-shape fold configuration which is interpreted to host the mineralised shoots within the Bavadili Block.  The interpretation further suggests the same BIF continues 12 kilometres to the east of the Lybie/Salisa targets.

At Lybie, encouraging results from trench NZTR0006 confirmed a continuous mineralized corridor of +1 kilometre hosted within volcanoclastic and brecciated cherty BIF within an interpreted fold limb.  The trench revealed at least two continuous mineralized structures - the northwestern most of the two structures is from colonial trenching which returned 20 metres @ 0.58g/t Au, whereas trench NZTR0006 returned 20 metres @ 0.54g/t Au.

At Salisa, results from rock sampling assayed up to 3.75 g/t Au in volcaniclastic and 3.05 g/t Au hosted in BIF and coincide with the soil source line trending northeast-southwest.  To better trace the mineralized system and constrain the potential and the source of the higher grade rock samples, a scout trenching program is underway.

At Bakpau, trenching has been completed on northwest-southeast and north-south trending sections on widely spaced trench lines.  The two trenches, BKTR0005 and BKTR0006, respectively, at 500 metres northeast and southwest of trench BKTR0001 (70 metres @ 0.34g/t Au), returned 26 metres @ 0.35 g/t Au and 30 metres @ 0.12 g/t Au, respectively.  These trenches have exposed and confirmed the continuity of anomalous grade, near surface mineralization in the Bakpau East Zone over a strike length of 1.2 kilometres.

At Medere, trenching on the +800 metre long 80ppb soil anomaly along the northeast trending hill, focused on establishing the controls on mineralization (structure and alteration) and trends of mineralization along strike between the zones exposed in previous trenches and artisanal pits.  Significant gold results from the first trench across quartz stockwork style mineralization were received during the most recent quarter with a trench intersection of 48 metres @ 0.51g/t Au and is still open to the southeast.  The current trenching has only been able to expose the margin of the soil anomaly due to thick scree/talus cover on the hill slopes towards the southeast.

In addition to outlining drill targets along the Imva fold, drilling is also planned to be undertaken during the forthcoming drill campaign at the Anguluku prospect area (including Golgotha, Baberu and Bayinga) in the southwest side of the Ngayu greenstone where a sequence of fine grained metasediment, carbonaceous shale, metabasalt and BIF trend approximately east-west and dip moderately to south-southwest within an antiformal structure.  An initial 10 core hole (2,490 metres) drilling program is proposed to test 4,500 metres of potential strike.

Figure 1: Priority Targets Along the Imva Structure of the Ngayu Greenstone Belt

About Loncor Resources Inc.

Loncor is a Canadian gold exploration company focused on two projects in the DRC - the Ngayu and North Kivu projects.  Both projects have historic gold production.  Exploration at the Ngayu project is currently being undertaken by Loncor's joint venture partner Barrick Gold Corporation through its DRC subsidiary Barrick Gold (Congo) SARL ("Barrick").  The Ngayu project is 200 kilometres southwest of the Kibali gold mine, which is operated by Barrick and in 2018 produced approximately 800,000 ounces of gold.  As per the joint venture agreement signed in January 2016, Barrick manages and funds exploration at the Ngayu project until the completion of a pre-feasibility study on any gold discovery meeting the investment criteria of Barrick.  Subject to the DRC's free carried interest requirements, Barrick would earn 65% of any discovery with Loncor holding the balance of 35%.  Loncor will be required, from that point forward, to fund its pro-rata share in respect of the discovery in order to maintain its 35% interest or be diluted.

Certain parcels of land within the Ngayu project surrounding and including the Makapela and Yindi prospects have been retained by Loncor and do not form part of the joint venture with Barrick.  Barrick has certain pre-emptive rights over these two areas.  Loncor's Makapela prospect has an Indicated Mineral Resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an Inferred Mineral Resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).  Loncor also recently acquired a 71.25% interest in the KGL-Somituri gold project in the Ngayu gold belt which has an Inferred Mineral Resource of 1.675 million ounces of gold (20.78 million tonnes grading 2.5 g/t Au), with 71.25% of this resource being attributable to Loncor via its 71.25% interest.

Resolute Mining Limited (ASX/LSE: "RSG") owns 27% of the outstanding shares of Loncor and holds a pre-emptive right to maintain its pro rata equity ownership interest in Loncor following the completion by Loncor of any proposed equity offering.  Newmont Goldcorp Corporation (NYSE: "NEM"; TSX: "NGT") owns 7.8% of Loncor's outstanding shares.

Additional information with respect to Loncor and its projects can be found on Loncor's website at www.loncor.com.

Qualified Person

The exploration information reported in this press release was provided to Loncor by Barrick based on Barrick's exploration activities being carried out under the joint venture agreement with Loncor.  Peter N. Cowley, who is President of Loncor and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved such information.

Technical Reports

Certain additional information with respect to the Company's Ngayu project is contained in the technical report of Venmyn Rand (Pty) Ltd dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo".  A copy of the said report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Certain additional information with respect to the Company's recently acquired KGL-Somituri project is contained in the technical report of Roscoe Postle Associates Inc. dated February 28, 2014 and entitled "Technical Report on the Somituri Project Imbo Licence, Democratic Republic of the Congo".  A copy of the said report, which was prepared for, and filed on SEDAR by, Kilo Goldmines Ltd., can be obtained from SEDAR at www.sedar.com.  To the best of the Company's knowledge, information and belief, there is no new material scientific or technical information that would make the disclosure of the KGL-Somituri mineral resource set out in this press release inaccurate or misleading.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Indicated" and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 20-F annual report, File No. 001- 35124, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Information

This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding exploration results, mineral resource estimates, future drilling and other exploration, potential gold discoveries and future development) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, the possibility that the planned drilling program will be delayed, risks related to the exploration stage of the Company's properties, the possibility that future exploration or development results will not be consistent with the Company's expectations, failure to establish estimated mineral resources (the Company's mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), changes in world gold markets or equity markets, political developments in the DRC, uncertainties relating to the availability and costs of financing needed in the future, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 1, 2019 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

For further information, please visit our website at www.loncor.com, or contact: Arnold Kondrat, CEO, Toronto, Ontario, Tel: + 1 (416) 366 7300.